(AN EXPLORATION STAGE COMPANY)

CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2005

(Expressed in Canadian Dollars)

1

FRONTEER DEVELOPMENT GROUP INC.
INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SECOND QUARTER ENDED JUNE 30, 2005

NOTICE OF NO AUDITOR REVIEW OF INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3 (3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the Company have been prepared by, and are the responsibility of, the Company's management.

The Company's independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an auditor.

FRONTEER DEVELOPMENT GROUP INC.	2
(AN EXPLORATION STAGE COMPANY)

CONSOLIDATED BALANCE SHEETS
AS AT

	June 30,	December 31,
	2005	2004
(Expressed in Canadian Dollars)	$	$

ASSETS

CURRENT
Cash and short-term deposits (Note 2)	22,891,393	9,574,921
Available for sale investments	-	39,600
Accounts receivable and other (Note 3)	1,628,008	155,654
	24,519,401	9,770,175
EQUIPMENT	293,573	166,141

EXPLORATION PROPERTIES AND DEFERRED
EXPLORATION EXPENDITURES (Note 4)	8,756,324	4,622,292

	33,569,298	14,558,608

LIABILITIES

CURRENT
Accounts payable and accrued liabilities	507,021	447,141

SHAREHOLDERS' EQUITY

SHARE CAPITAL
Authorized
Unlimited number of common shares without par value
Issued
47,271,233 common shares (2004 - 34,071,143)	32,662,641	15,927,322

CONTRIBUTED SURPLUS (Note 6b)	2,888,410	2,363,414

WARRANTS (Note 6c)	4,466,485	1,253,303

ACCUMULATED DEFICIT	(6,955,259)	(5,432,572)

	33,062,277	14,111,467

	33,569,298	14,558,608

Subsequent events (Note 10)

Commitments (Notes 4, 8)

Approved by the Board of Directors:

/s/ Oliver Lennox-King	/s/ George Bell
Oliver Lennox-King, Director	George Bell, Director

See accompanying notes to the consolidated financial statements

FRONTEER DEVELOPMENT GROUP INC.	3
(AN EXPLORATION STAGE COMPANY)

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
FOR THE SIX-MONTH PERIODS ENDED JUNE 30

	Three months	Three months	Six months	Six months
	ended June 30,	ended June 30,	ended June 30,	ended June 30,
	2005	2004	2005	2004
(Expressed in Canadian Dollars)	$	$	$	$

OPERATING EXPENSES
Stock-based compensation (Note 6b)	483,979	153,354	792,522	225,078
Write-down of exploration properties	224,708	-	224,708	-
Wages and benefits	144,763	74,850	307,129	97,744
Promotion and advertising	123,428	319,404	206,054	867,616
Listing and filing fees	83,251	25,227	110,900	43,952
Investor relations	76,140	159,843	160,304	180,792
Office and general	70,013	11,794	101,607	22,695
Property investigation	65,300	8,914	68,975	62,828
Legal	60,837	80,575	71,609	81,998
Rent	20,530	17,633	38,910	35,170
Amortization	20,487	6,280	35,051	11,255
Accounting and audit	16,539	17,851	27,295	23,670
Consulting fees	-	1,820	-	3,820
Management fees	-	104,280	-	133,083
Recovery of expenses	(34)	(94,905)	(5,112)	(133,301)

LOSS FOR THE PERIOD FROM OPERATIONS	1,389,941	886,920	2,139,952	1,656,400

OTHER INCOME (EXPENSE)
Interest income	135,397	55,944	227,109	71,406
Exchange gain (loss) on translation	295	-	19,812	-
Loss on sale of investments	-	(16,619)	(1,945)	(16,619)
Loss on disposal of capital assets	-	-	(571)	-
	135,692	39,325	244,405	54,787
LOSS FOR THE PERIOD BEFORE INCOME TAXES
AND DISCONTINUED OPERATIONS	1,254,249	847,595	1,895,547	1,601,613

Current income tax expense	10,481	-	18,740	-
Future income tax recovery (Note 5)	-	-	(391,600)	-
	10,481	-	(372,860)	-
LOSS FOR THE PERIOD BEFORE DISCONTINUED
OPERATIONS	1,264,730	847,595	1,522,687	1,601,613

LOSS FROM DISCONTINUED OPERATIONS	-	5,949	-	6,148

NET LOSS FOR THE PERIOD	1,264,730	853,544	1,522,687	1,607,761

(DEFICIT), BEGINNING OF PERIOD
As previously reported	(5,690,529)	(1,724,046)	(5,432,572)	(727,735)
Adjustment to prior periods due to change in
accounting policy	-	-	-	(242,094)
As restated	(5,690,529)	(1,724,046)	(5,432,572)	(969,829)

(DEFICIT), END OF PERIOD	(6,955,259)	(2,577,590)	(6,955,259)	(2,577,590)

Basic and diluted loss per share (Note 7)	0.03	0.03	0.04	0.05

Weighted average shares outstanding	45,522,499	30,408,905	42,084,914	25,959,075

See accompanying notes to the consolidated financial statements

FRONTEER DEVELOPMENT GROUP INC.	4
(AN EXPLORATION STAGE COMPANY)

CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE SIX-MONTH PERIODS ENDED JUNE 30

	Three months	Three months	Six months	Six months
	ended June 30,	ended June 30,	ended June 30,	ended June 30,
	2005	2004	2005	2004
(Expressed in Canadian Dollars)	$	$	$	$

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss before discontinued operations	(1,264,730)	(847,595)	(1,522,687)	(1,601,613)
Charges to income not involving cash:
Future income tax recovery	-	-	(391,600)	-
Stock-based compensation	483,979	153,354	792,522	225,078
Write-down of exploration properties	224,708	-	224,708	-
Amortization	20,487	6,280	35,051	11,255
Loss on sale of investments	-	16,619	1,945	16,619
Loss on disposal of capital assets	-	-	571	-
Foreign exchange gain	(295)	-	(19,812)	-
	(535,851)	(671,342)	(879,302)	(1,348,661)
Changes in current assets and liabilities:
(Increase) decrease in sundry receivables
and prepaid expenses	(1,256,999)	49,608	(1,470,341)	(305,270)
Increase (decrease) in accounts payable and
accrued liabilities	49,237	(643,910)	61,413	148,507

Net cash used in operating activities	(1,743,613)	(1,265,644)	(2,288,230)	(1,505,424)

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of common shares for cash	-	2,362,408	9,832,392	9,459,984
Issuance of flow-through shares for cash	4,125,000	-	4,125,000	-
Issuance of warrants for cash	-	57,592	2,890,108	138,316
Warrants exercised	979,026	31,958	3,337,095	145,354
Options exercised	95,980	15,440	566,172	88,771
Share issue costs	(284,806)	(179,619)	(965,528)	(568,055)

Net cash provided by financing activities	4,915,200	2,287,779	19,785,239	9,264,370

INVESTING ACTIVITIES
Purchase of short-term deposits	(5,042,892)	-	(5,081,480)	-
Proceeds from GIC investments	1,017,556	-	2,028,370	-
Purchase of equipment	(114,839)	(19,121)	(167,471)	(31,042)
Interest in exploration properties and deferred
exploration expenditures	(2,983,198)	(458,163)	(4,214,332)	(609,390)
Recovery of deferred exploration expenditures	34,067	-	147,324	-
Proceeds from sale of investments	-	20,381	37,655	20,381

Net cash used in investing activities	(7,089,306)	(456,903)	(7,249,934)	(620,051)

Cash flows from discontinued operations	-	(5,949)	-	(6,334)

Effect of exchange rate changes on cash	(1,281)	-	16,286	-

Increase (decrease) in cash and cash equivalents	(3,919,000)	559,283	10,263,361	7,132,561

CASH AND CASH EQUIVALENTS,
Beginning of period	16,624,235	9,924,460	2,441,874	3,351,182

CASH AND CASH EQUIVALENTS,
End of period	12,705,235	10,483,743	12,705,235	10,483,743

NON CASH FINANCING AND INVESTING ACTIVITIES:
Common stock issued for interest in
exploration properties	158,250	550,000	24,000	550,000
Common stock issued for commission	-	24,460	23,800	185,313
Warrants issued for commission	100,758	540	44,965	2,216
Deferred gain on transfer to joint venture	113,601	-	113,601	-

See accompanying notes to the consolidated financial statements

FRONTEER DEVELOPMENT GROUP INC.	5
(AN EXPLORATION STAGE COMPANY)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2005
(Expressed in Canadian Dollars unless otherwise stated)

1.	SIGNIFICANT ACCOUNTING POLICIES Basis of Presentation:

These interim financial statements do not include all the information required for annual financial statements and should be read in conjunction with the most recent annual financial statements of the Company. These statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). In the opinion of management, all adjustments considered necessary for fair presentation have been included in these interim financial statements. For further information, see the Company's consolidated financial statements including the accompanying notes for the year ended December 31, 2004.

Principles of Consolidation:

The accompanying consolidated financial statements include the accounts of the Company and its majority owned subsidiaries, Fronteer Holdings Inc., Fronteer Investments Inc., Fronteer de Mexico, S.A. de C.V., and Fronteer Eurasia Madencilik Limited Sirketi, the Company's proportionate share of the assets, liabilities, operations and cash flow of Berkley Homes (Pickering) Inc., a joint venture formed to build residential homes in Ontario, Canada and Aurora Energy Inc. ("AEI"), a joint venture formed to conduct mineral exploration in Labrador, Canada. Gains realized on the transfer of assets to the AEI joint venture are deferred and netted against mineral property costs for the project.

Exploration Properties and Deferred Exploration Expenditures:

Acquisition and exploration expenditures on properties, less recoveries in the pre-production stage, are deferred until such time as the properties are put into commercial production, sold or no longer deemed to be significant with respect to their mineral potential. On the commencement of commercial production, the deferred costs will be charged to operations on the units-of-production method based upon estimated recoverable proven and probable reserves. Any deferred costs relating to properties which are sold or no longer deemed to be significant with respect to their mineral potential are written off in the period in which they are sold or such determination of prospectivity is made. General exploration expenditures are charged to operations in the period they are incurred. The Company recognizes the payment or receipt of payment required under option agreements when paid.

The amount shown for mineral property interests represents costs incurred and deferred to date net of recoveries from joint-venture parties and write-downs and does not necessarily reflect present or future values.

Effective January 1, 2004, the Company adopted the new standard of the Canadian Institute of Chartered Accountants (“CICA”) relating to impairment of long lived assets. Prior to this adoption, impairment charges were determined using non-discounted estimated net recoverable amounts. There was no impact on the financial statements resulting from the implementation of this new standard.

The Company reviews and evaluates its long-lived assets for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. An impairment loss is recognized when the asset-carrying value exceeds net recoverable amount. Net recoverable amount is generally determined using estimated undiscounted future cash flows. An impairment is considered to exist if total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset. An impairment loss is measured and recorded based on the estimated fair value of the assets. Assumptions underlying future cash flow estimates are subject to risks and uncertainties. Any differences between significant assumptions used and actual market conditions and/or the Company’s performance could have a material effect on the Company’s financial position and results of operations.

FRONTEER DEVELOPMENT GROUP INC.	6
(AN EXPLORATION STAGE COMPANY)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2005
(Expressed in Canadian Dollars unless otherwise stated)

1.	SIGNIFICANT ACCOUNTING POLICIES (Continued) Stock-Based Compensation:

The CICA has issued new recommendations relative to Handbook section 3870, "Stock-based compensation and other stock-based payments", which is effective for fiscal years beginning on or after January 1, 2004. The recommendation requires recognition of an expense arising from stock options granted to both employees and non-employees at the date of grant in an amount equal to the fair value of the options granted. The fair value of option grants is generally established at the date of grant using a Black Scholes option pricing model and the compensation expense, equal to the option's fair value, is then recognized over the option's vesting periods.

The Company has an employee stock option plan. In 2004, the Company elected to apply the fair value method of accounting for stock options granted to employees on a retroactive basis without restatement, in accordance with the recommendations of the Canadian Institute of Chartered Accountants. The fair value of options granted after January 1, 2002, but before January 1, 2004, has been recorded as an adjustment to opening deficit. Effective January 1, 2004, the fair value of all stock options granted are recorded as a charge to operations as the stock options vest and a credit to options in shareholders' equity. Any consideration paid on the exercise of stock options is credited directly to share capital.

Use of Estimates:

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reporting period. Areas requiring the use of management estimates include the rates for amortization of capital assets, the carrying value of mineral properties and the assumptions used in the determination of the fair value of stock-based compensation. Actual results could differ from those estimates. Management believes that the estimates are reasonable.

Income Taxes:

Income taxes are accounted for using the asset and liability method. Under this method of tax allocation, future tax assets and liabilities are determined based on differences between the financial statement carrying values of existing assets and liabilities and their respective income tax bases ("temporary differences") and losses carried forward. Future income tax assets and liabilities are measured using the enacted tax rates expected to be in effect when the temporary differences are likely to reverse. The effect of a change in tax rates on future income tax assets and liabilities is reflected in the period in which the change is substantively enacted. The amount of future income tax assets recognized is limited to the amount that is more likely than not to be realized.

Foreign Currency Translation

These consolidated financial statements are denominated in Canadian dollars, the Company's functional currency. Amounts denominated in foreign currencies are translated into Canadian dollars as follows:

i.	monetary assets and liabilities at the rates of exchange in effect at balance sheet dates;
ii.	non-monetary assets at historical rates;
iii.	revenue and expense items at the average rates for the period, except for depreciation and amortization which are based on historical rates.

The net effect of the foreign currency translation is included in the statement of deficit.

FRONTEER DEVELOPMENT GROUP INC.	7
(AN EXPLORATION STAGE COMPANY)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2005
(Expressed in Canadian Dollars unless otherwise stated)

2.	CASH AND SHORT-TERM DEPOSITS

	2005	2004
	$	$

Cash on account	12,705,235	2,441,874
Restricted cash	46,342	46,342
Short-term deposits	10,139,816	7,086,705
	22,891,393	9,574,921

The restricted cash consists of GIC investments pledged to secure letters of credit outstanding regarding the residential properties previously built and sold. The short-term deposits are GIC investments that are carried at fair market value, have maturity dates ranging from July 8, 2005 to August 5, 2005 and have a weighted average interest rate of 2.61% (2004 - 2.55%) .

3.	ACCOUNTS RECEIVABLE AND OTHER

	2005	2004
	$	$

Accounts receivable - Project partners	137,620	77,874
Accounts receivable - Other	1,462,001	31,526
Prepaids	28,387	46,254
	1,628,008	155,654

FRONTEER DEVELOPMENT GROUP INC.	8
(AN EXPLORATION STAGE COMPANY)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2005
(Expressed in Canadian Dollars unless otherwise stated)

4.	EXPLORATION PROPERTIES

	Total				Total
Properties	December 31,				June 30,
	2004	Additions	(Recoveries)	(Write downs)	2005
	$	$	$	$	$
Turkey (Note 4a)
General Turkey	32,830	32,338	-	-	65,168
Agi Dagi	1,848,593	1,890,874	-	-	3,739,467
Biga	1,582	477,239	-	-	478,821
Kirazli	639,219	1,418,721	-	-	2,057,940
	2,522,224	3,819,172	-	-	6,341,396

Labrador Properties (Note 4b)
Central Mineral Belt	579,470	340,697	(75,080)	-	845,087
Deferred gain	-	(113,601)	-	-	(113,601)
	579,470	227,096	(75,080)		731,486

Mexico (Note 4c)	119,709	421,811	-	-	541,520

Northwest Territories Properties:
Properties optioned to
Northwestern Mineral Ventures
(Note 4d)
General Bear	3,247	-	-	-	3,247
Achook	91,012	-	-	-	91,012
Flex	56,099	-	-	-	56,099
McPhoo	64,127	-	-	-	64,127
Longtom	397,879	23,598	(30,000)	-	391,477
	612,364	23,598	(30,000)	-	605,962

Ontario Properties:
Optioned to Alberta Star (Note 4e)
Dixie Lake	255,169	11,783	(42,244)	(224,708)	-

Optioned to Red Lake Resources
(Note 4f)
General Uchi	2,693	-		-	2,693
Grace Lake	1	-		-	1
Mink Lake	355	137	-	-	492
Sol d'Or	311,155	(36)	-	-	311,119
Swain East	207	48	-	-	255
	314,411	149	-	-	314,560
Other (Notes 4g & 4h)
Balmer	1	-	-	-	1
Portage	127,141	2,286	-	-	129,427
Sandy Point	27,287	-	-	-	27,287
Shanty Bay	4,284	-	-	-	4,284
Woman Lake	60,232	169	-	-	60,401
	218,945	2,455	-	-	221,400

	788,525	14,387	(42,244)	(224,708)	535,960

	4,622,292	4,506,064	(147,324)	(224,708)	8,756,324

FRONTEER DEVELOPMENT GROUP INC.	9
(AN EXPLORATION STAGE COMPANY)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2005
(Expressed in Canadian Dollars unless otherwise stated)

4.	EXPLORATION PROPERTIES (Continued)

	Turkey	Labrador	Mexico	NWT	Ontario	Total
	$	$	$	$	$	$

December 31, 2004	2,522,224	579,470	119,709	612,364	788,525	4,622,292

2005 Expenditures
Acquisition costs	784,750	(24,361)	(7,708)	-	2,645	755,326
Assaying & geochemical	216,510	18,872	5,261	312	2,680	243,635
Camp & field costs	306,848	70,360	40,850	3,521	323	421,902
Drilling	1,174,819	-	-	-	-	1,174,819
Geophysics	-	76,619	-	(371)	-	76,248
Transportation	148,205	57,125	95,198	11,290	-	311,818
Wages, consulting and
management fees	795,669	136,248	249,931	7,799	6,079	1,195,726
Other	392,371	5,834	38,279	1,047	2,660	440,191
Deferred gain on transfer
to joint venture	-	(113,601)	-	-	-	-
	3,819,172	227,096	421,811	23,598	14,387	4,506,064
Recoveries	-	(75,080)	-	(30,000)	(42,244)	(147,324)
Exploration costs
written off	-	-	-	-	(224,708)	(224,708)
	3,819,172	152,016	421,811	(6,402)	(252,565)	4,134,032

June 30, 2005	6,341,396	731,486	541,520	605,962	535,960	8,756,324

a)	Turkey

In February 2004, the Company signed a letter of intent with Teck Cominco's Turkish subsidiary ("Teck Cominco") to acquire a 100% interest in five epithermal gold properties located in western Turkey. The Company completed its technical due diligence and on April 27, 2004, May 6, 2004 and October 19, 2004, signed Memoranda of Understanding ("MOU's") on three properties, the Agi Dagi Property, the Kirazli Property and the Biga Properties respectively. Under the terms of the option agreements, the Company issued to Teck Cominco a total of U.S. $500,000 worth of its shares upon signing, allocated as to 300,000 common shares to the Agi Dagi property, 200,000 to the Kirazli property and 111,930 to the Biga Properties.

To earn its 100% interest on the Agi Dagi Project, the Company must spend U.S. $5,000,000 on exploration and issue 350,000 additional shares over four years (50,000 issued). To earn its 100% interest on the Kirazli Property, the Company must spend U.S. $3,000,000 on exploration and issue 200,000 additional shares over four years (25,000 issued). At June 30, 2005, the Company has incurred approximately 54% and 48% of the required earn-in expenditures on Agi Dagi and Kirazli respectively.

Upon the Company earning its 100% interest, Teck Cominco will retain a Net Smelter Return Royalty ("NSR") of 1% on the Agi Dagi Project and 2% on the Kirazli Project. In consideration of the preliminary ounces currently outlined on the properties, the Company will also pay to Teck Cominco, within sixty days following commencement of commercial production, a production bonus of U.S. $10 per ounce for every ounce produced, up to a maximum of 600,000 ounces on Agi Dagi and 250,000 ounces on Kirazli, produced from within the currently defined resource areas. If Teck Cominco does not back-in (see below) to the Agi Dagi Project, it may elect to have the 600,000 ounces currently outlined subject to either the production bonus or the 1% NSR, but not both.

FRONTEER DEVELOPMENT GROUP INC.	10
(AN EXPLORATION STAGE COMPANY)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2005
(Expressed in Canadian Dollars unless otherwise stated)

4.	EXPLORATION PROPERTIES (Continued)

	a)	Turkey (continued)

At any time prior to the Company earning its 100% interest, Teck Cominco may elect to retain a 60% interest in each project, independently, by spending the greater of two times the Company's accrued expenditure at the time of its election to back-in; or, U.S.$5,000,000 (for Agi Dagi); or, U.S.$3,000,000 (for Kirazli).

Teck Cominco must spend the foregoing amounts within two years of electing to back in with at least 50% spent in year one. If Teck Cominco earns back an interest it will relinquish its NSR royalty. Teck Cominco may earn an additional 10% interest in either project by completing a final feasibility study within four years of meeting its expenditure commitment above and by arranging project financing for the Company's 30% portion of the production capital costs.

Up to 60-days after the Company earns its 100% interest, Teck Cominco may elect to back-in for a 60% interest in each project, independently, by spending U.S. $10,000,000 for Agi Dagi and U.S. $6,000,000 for Kirazli. Teck Cominco must spend the foregoing amounts over two years and complete a final feasibility study within five years of electing to back-in. Teck Cominco may also earn an additional 10% interest by arranging project financing for the Company's 30% portion of the production capital costs. Teck Cominco relinquishes its NSR royalty upon earning back an interest in a project.

To earn a 100% interest in the Biga Properties, the Company must incur U.S. $2,000,000 on exploration over four years, with a first year firm commitment of U.S. $200,000 (commitment met). Upon earning 100% interest, Teck Cominco will retain a Net Smelter Return Royalty of 1% on the properties. At June 30, 2005, the Company has incurred approximately 14% of the required earn-in expenditures.

Any time prior to the Company earning a 100% interest in the Biga Properties, Teck Cominco may back-in for a 60% interest in any designated project by spending, over a three year period, 3.5 times the Company's accrued expenditure, with 50% or more being spent in year one. Up to 60 days after the Company earns a 100% interest, Teck Cominco may back-in for a 60% interest in any designated project by spending U.S.$4,000,000 over three years, with 50% or more spent in year one. In both cases Teck Cominco must also complete a feasibility study (to bankable standards) within five years of electing to back-in. Upon back-in, Teck Cominco relinquishes its NSR royalty.

Teck Cominco may earn an additional 10% interest (70%) by arranging project financing for the Company's 30% portion of the production capital costs.

During 2005, the Company, through Teck Cominco, acquired by way of auction, staking additional ground and optioning property from arm's length third parties, additional properties in the Agi Dagi and Biga Properties areas, at a total cost of $476,044.

In addition, the Company acquired by way of auction, two properties in the Balikesir Province, Turkey, at a cost of approximately $21,371.

	b)	Labrador Properties, NL; (Joint Venture with Altius Minerals Corporation)

On February 5, 2003 the Company and Altius Minerals formed an alliance to explore for iron oxide- uranium, copper-gold deposits in central Labrador. On June 3, 2005, the Company and Altius agreed to each transfer their interest to a new company, to be owned initially 52% by the Company and 48% by Altius, with Altius retaining a 2% gross sales royalty on uranium and a 2% net smelter royalty on base and precious metals. To finance this new company, the Company has subscribed for $2,500,000 of additional common shares of the new company. Altius may also subscribe for $2,500,000 of shares at any time up to August 15, 2005, either directly or through investing partners (the "Altius Group"). If Altius or the Altius group does not provide funding in the new company by August 15, 2005, the Company will acquire an additional $2,500,000 shares and in so doing will increase its ownership percentage to 57%. The Company will be operator of the new company.

FRONTEER DEVELOPMENT GROUP INC.	11
(AN EXPLORATION STAGE COMPANY)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2005
(Expressed in Canadian Dollars unless otherwise stated)

4.	EXPLORATION PROPERTIES (Continued)

	b)	Labrador Properties, NL; (Alliance with Altius Minerals Corporation) (continued)

Under the terms of this new shareholder's agreement, Altius or the Altius Group will retain a one-time right to earn back to a 50% ownership interest, triggered if the new company is not taken public by June 17, 2006 (or later if extended by mutual consent). The Company accounts for its interest in this new company as a joint venture.

	c)	Mexico

The Company has conducted staking of certain property, located in the state of Chiapas.

	d)	Northwest Territories Properties, NWT; (Northwestern Mineral Ventures Option Agreement)

The Company acquired by staking the Achook, Flex and McPhoo Properties. The Conjuror Property was acquired from Phelps Dodge Corporation through an option agreement dated October 4, 2002.

In 2004, the Company earned a 75% interest in the Longtom Lake Property from an arm's length vendor by paying $15,000 in cash and completing aggregate exploration expenditures of $500,000.

On September 26, 2003, the Company granted to Northwestern Minerals Ventures Inc. ("NMVI") an option to earn up to a 50% interest in the Conjuror, Achook, Flex and McPhoo Properties by paying the Company $20,000 on signing, completing $5,000,000 in exploration work by September 26, 2008 and making additional cash payments of $250,000 over five years. On May 25, 2004, the parties agreed to include the Longtom Lake Property in the option agreement.

During 2004 it was agreed by the Company and NMVI to halt further work on the Conjuror claims and accordingly the Company wrote off $112,891 of deferred exploration expenditures in December 2004.

	e)	Dixie Lake Property, Ontario; (Alberta Star Option Agreement)

The Company entered into an agreement on December 30, 2002 to acquire from an arm's length vendor ("Vendor"), an option to earn a 100% interest in the Dixie Lake Property, which consists of 51 claims situated in the Dixie Lake area of Ontario. In September 2003, the Company granted an option to Alberta Star Development Corp. ("Alberta Star") to earn up to a 50% interest in the property.

Alberta Star gave notice to the Company on July 11, 2005 that it would not be proceeding with work on the property and was therefore dropping its option on the property. Upon receipt of notice from Alberta Star, the Company gave notice to the Vendor that it had decided not to proceed further on the property. The Company has written off a total of $224,708 of exploration expenditures on the property, during the year.

	f)	Sol D'Or Group of Properties, Ontario; (Red Lake Resources Option Agreement)

On October 3, 2001 the Company granted to Red Lake Resources Inc. ("RLR") an option to earn a 50% interest in the Properties (Sol D'Or, Swain East, Grace Lake and Mink Lake) by completing $750,000 in exploration work before April 3, 2004, making cash payments totaling $60,000 and issuing 200,000 shares of RLR.

FRONTEER DEVELOPMENT GROUP INC.	12
(AN EXPLORATION STAGE COMPANY)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2005
(Expressed in Canadian Dollars unless otherwise stated)

4.	EXPLORATION PROPERTIES (Continued)

	f)	Sol D'Or Group of Properties, Ontario; (Red Lake Resources Option Agreement) (continued)

During 2003 RLR completed its $750,000 work commitment under the option agreement, which has been credited to Exploration Properties, and has also issued the 200,000 shares. On January 14, 2004, RLR paid the final $30,000 option payment to the Company thereby earning its 50% interest in the Properties. RLR's interest was subsequently diluted to 48% when it failed to fund its full 50% share of the 2004 exploration program.

	g)	Portage, Ontario; (Placer Dome Inc. Option Agreement)

During 2004, Placer Dome decided to drop the option on the Portage Property. The Company continues to look for a new joint-venture partner who will undertake further exploration of this asset.

	h)	Other Properties, Ontario

The Company holds various other exploration properties in the Birch-Uchi Belt of northwestern Ontario located approximately 100 kilometres east-north east of Red Lake.

The Company entered into an agreement on November 5, 2001 to acquire from an arm's length vendor an option to earn a 100% interest in the Woman Lake Property, which is situated immediately adjacent to one of the Birch Properties. The Woman Lake Property consists of three leased mining claims and six staked units. The Company earned its 100% interest by making staged cash payments totaling $21,500 and issuing 90,000 common shares. The terms of the option allow the vendor to retain a 2% net smelter return interest, of which the Company can purchase one-half of the 2% for $750,000.

On November 12, 2003, the Company entered into an agreement to acquire from Jilbey Gold Exploration Ltd. ("Jilbey"), an arm's length vendor, an option to earn a 90% interest in the Skinner Township Property, which is contiguous to the Portage Property and included with its results. The Property consists of two claims. The Company can earn its interest in the Property by reimbursing the staking costs up to a maximum of $2,000 and completing $500,000 in exploration work by December 31, 2007. Upon fulfilling these requirements, a participating joint venture will be formed with Jilbey holding 10% and the Company 90%. The Company will be designated as the operator during the earn-in phase.

On September 2, 2004, the Company granted an option to Trade Winds Ventures Inc. ("Trade Winds") to acquire up to 60% and 70% respectively on two unpatented claims staked by the Company near Birch Lake Sandy Point area, by paying to the Company $60,000 ($10,000 paid) and issuing 100,000 (15,000 issued) common shares over three years and incurring $1,000,000 in exploration expenditures over a four year period. Trade Winds can earn an additional 10% interest upon earning its 60% interest in one of the claims by incurring a further $600,000 in exploration expenditures by August 31, 2010. The Company will retain a 2% net smelter royalty in the properties. Trade Winds can acquire 1% of the net smelter royalty by paying the Company $1,000,000.

5.	INCOME TAXES

During the period, the Company renounced to investors, income tax deductions from Canadian exploration expenditures totaling $1,100,000. The related deferred tax on the expenditures of $391,600 has been netted against share capital. The Company has also recorded the benefit of previously unrecognized future income tax assets in the amount of $391,600 to offset the future income tax liability arising when the Canadian exploration expenditures were renounced.

FRONTEER DEVELOPMENT GROUP INC.	13
(AN EXPLORATION STAGE COMPANY)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2005
(Expressed in Canadian Dollars unless otherwise stated)

6.	SHARE CAPITAL

	a)	Stock Option Plan:

The Company maintains a stock option plan whereby the Board of Directors may, from time to time, grant to employees, officers, directors of or consultants to the Company options to acquire common shares in such numbers and for such terms as may be determined by the Board. The aggregate number of common shares reserved for issuance under the stock option plan is 7,500,000. The options are non-assignable and may be granted for a term not exceeding five years. The exercise price of the options is fixed by the Board at the time of grant at the market price of the common shares, subject to all applicable regulatory requirements.

A summary of changes in stock options is as follows:

		Weighted
	Number of	average
	options	exercise price
Balance at December 31, 2004	4,636,000	0.86

Granted	762,500	2.17
Exercised	(1,278,834)	0.44
Forfeited	(66,666)	0.92
Balance at June 30, 2005	4,053,000	1.23

Options exercisable at June 30, 2005 are 3,474,668 (December 31, 2004 - 4,158,500).

At June 30, 2005 the Company had incentive stock options issued to directors, officers, employees and key consultants of the Company outstanding as follows:

			Weighted Average
	Number of	Average	Exercise Price
Range of Prices	Options	Remaining	$
	Outstanding	Contractual Life
$0.11 to $0.49	93,000	0.9 years	0.11
$0.50 to $0.99	1,250,000	3.1 years	0.81
$1.00 to $1.49	1,810,000	4.1 years	1.17
$1.50 to $1.99	387,500	4.1 years	1.74
$2.00 to $2.34	512,500	4.9 years	2.33
	4,053,000	3.8 years	1.23

b)	Stock-Based Compensation:

For the six months ended June 30, 2005 the Company recorded compensation costs on the grant of stock options to employees and non-employees, as described in Note 1. For purposes of estimating the fair value of options using the Black Scholes model, certain assumptions are made such as expected dividend yield, volatility of the market price of the shares, risk-free interest rates, and expected average life of the options. Exercise price and vesting dates may also vary.

During the six months ended June 30, 2005, the Company granted 762,500 stock options to employees and consultants. The fair value of the portion of these options which vested in the period estimated using the Black Scholes model was $479,683 which has been charged to the statement of operations and deficit and credited to contributed surplus in shareholders' equity. Options granted prior to January 1, 2005 which vested in this period were estimated using the Black Scholes model to have a fair value of $145,924.

FRONTEER DEVELOPMENT GROUP INC.	14
(AN EXPLORATION STAGE COMPANY)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2005
(Expressed in Canadian Dollars unless otherwise stated)

6.	SHARE CAPITAL (Continued)

	c)	Warrants

As at June 30, 2005, the Company has issued and outstanding 7,977,816 warrants entitling the holder to purchase one common share of the Company for each warrant held. A summary of changes in warrants is as follows:

		Weighted
	Number of	average
	Warrants	exercise price
Balance at December 31, 2004	6,265,151	1.34

Granted	4,474,298	2.64
Exercised	(2,761,633)	1.22
Balance at June 30, 2005	7,977,816	2.21

As at June 30, 2005, the Company had the following warrants outstanding:

Expiry Date	Warrants	Exercise price
	#	$
April 13, 2006	924,167	1.65
October 7, 2005	26,330	1.30
March 31, 2006	2,588,022	1.65
February 17, 2007	3,736,348	2.75
February 17, 2007	582,949	1.90
November 25, 2006	120,000	3.00
	7,977,816	2.21

7.	NET LOSS PER SHARE

The existence of stock options and warrants affects the calculation of loss per share on a fully diluted basis. As the effect of the dilution is to reduce the reported loss per share, the fully diluted loss per share for the six -months ended June 30, 2005 and 2004 is the same as basic loss per share.

8.	COMMITMENTS

a)
As at June 30, 2005, the Company is committed to incur prior to December 31, 2005 and May 31, 2007, on a best efforts basis, approximately $664,517 and $4,125,000 respectively, in qualifying Canadian exploration expenditures pursuant to private placements for which flow-through proceeds have been or will be renounced to the subscribers.

b)
The Company has entered into a lease for premises and office equipment. Total minimum lease commitments, including the Company's share of leases entered into by joint venture companies, total approximately $78,186. Minimum rental commitments for successive years approximate:

To December 31, 2005	$52,772
2006	18,574
2007	2,736
2008	2,736
2009	1,368
$59,612

The Company is also responsible for its share of property taxes and operating costs on office premises leases.

FRONTEER DEVELOPMENT GROUP INC.	15
(AN EXPLORATION STAGE COMPANY)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2005
(Expressed in Canadian Dollars unless otherwise stated)

9.	RELATED PARTY TRANSACTIONS As at June 30, 2005, the Company has paid or accrued $20,662 (2004 - $8,009) in legal fees and expenses to a law firm of which a director is a partner.

10.

SUBSEQUENT EVENTS

Subsequent to period-end, 196,269 share purchase warrants were exercised for total proceeds of $372,896. In addition, 37,500 stock options were exercised for proceeds of $64,875 and a total of 37,500 options, exerciseable at $2.34 were cancelled.

11.	COMPARATIVE FIGURES Certain of the 2004 comparative figures have been reclassified to conform to the 2005 presentation.

CORPORATE INFORMATION

Corporate Office

Suite 1640
1066 West Hastings Street
Vancouver, British Columbia
Canada V6E 3X1

Phone: 604 632 4677
Fax: 604 632 4678
Web: www.fronteergroup.com
Email: info@fronteergroup.com

Directors

Oliver Lennox-King, Chairman
Mark O'Dea
George Bell
Lyle Hepburn
Donald McInnes

Officers and Management

Mark O'Dea, President & CEO
Sean Tetzlaff, CFO & Corporate Secretary
R ick Valenta, Vice President, Exploration & COO

Legal Counsel

Goodman and Carr, LLP
Suite 2300, 200 King Street West
Toronto, Ontario M5H 3W5

Auditors

PricewaterhouseCoopers LLP, Chartered Accountants
250 Howe Street, Suite 700
Vancouver, BC V6C 3S7

Registrar and Transfer Agent

Equity Transfer Services Inc.
Suite 420, 20 Adelaide Street West
Toronto, Ontario M5H 4C3

Shares Quoted

Toronto Stock Exchange:         FRG
American Stock Exchange:       FRG

Capitalization

Issued capital: 47,535,388
Fully diluted: 59,264,549
As at August 11, 2005